Exhibit 99.1

October 25, 2018

Tianqi and Nutrien Comment on Chilean Constitutional Court Ruling

Saskatoon, Saskatchewan – Tianqi Lithium Corp. (SZSE: 002466) and Nutrien Ltd. (TSX; NYSE; NTR) said today that they are pleased with Chile’s Constitutional Court decision to dismiss the Pampa Group’s constitutional claim concerning the pending sale of a 24 percent minority stake in SQM to Tianqi. This allows the Tribunal de Defensa de la Libre Competencia (“TDLC”) to rule on the reconsideration motions filed by the Pampa Group, SQM and Conadecus against the TDLC’s initial decision. That unanimous (5:0) decision upheld Tianqi’s agreement with Chile’s antitrust enforcement authority on Tianqi’s purchase of Nutrien’s minority stake in SQM.

Nutrien and Tianqi expect to close the sale by the end of the year as previously planned.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tons of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

About Tianqi Lithium

Listed on the Shenzhen Stock Exchange (stock code: SZ.002466), Tianqi Lithium is a leading global supplier of lithium products, with major businesses including lithium resource development and exploitation, downstream production processing and trade for a diverse range of high quality lithium products including mineral concentrates. The company has well established presences in China and Australia, allowing the company to service customers across Europe, Asia, and Oceania

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the timing of the settlement date. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, some of which are outside of Nutrien’s control. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

Tianqi Lithium Disclaimer

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

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